================================================================================

                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2002

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from _____________ to _____________


                          Commission File Number 1-3970


                         HARSCO CORPORATION SAVINGS PLAN
                            (Full title of the Plan)



                               HARSCO CORPORATION
--------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the Plan)



                            Camp Hill, PA 17001-8888
       -------------------------------------------------------------------
                     (Address of principal executive office)



                           Telephone - (717) 763-7064

                         HARSCO CORPORATION SAVINGS PLAN

                                    INDEX TO

                             FORM 11-K ANNUAL REPORT
                                 ---------------
                                                                       Form 11-K
                                                                         Pages

Report of Independent Auditors                                              3

Financial Statements:
      Statements of Net Assets Available for Benefits -
         December 31, 2002 and December 31, 2001                            4

      Statement of Changes in Net Assets Available for Benefits -
      For the Year Ended December 31, 2002                                  5

      Notes to Financial Statements                                       6-14

Supplemental Schedule:
      Assets Held for Investment Purposes as of December 31, 2002 - 4(I)*  15

Exhibits:
      Exhibit 23 - Consent of Independent Accountants                       1

      Exhibit 99(a) - Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 1

      Exhibit 99(b) - Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 1


* Refers to item number in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 2002.

                         REPORT OF INDEPENDENT AUDITORS


To the Participants and the Plan Administrative Committee of the Harsco Corporation Savings Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Harsco Corporation Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 27, 2003

                         HARSCO CORPORATION SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                             (dollars in thousands)

                     December 31, 2002 and December 31, 2001



         Assets                        December 31     December 31
                                           2002            2001
                                         --------        --------
Investments, at fair value:

      Participant directed               $151,390        $162,053

      Non-participant directed             31,913          36,521
                                         --------        --------

            Total investments             183,303         198,574
                                         --------        --------

Contributions Receivable:

      Employer's                               35              77

      Participants'                           144             336
                                         --------        --------
            Total receivables                 179             413
                                         --------        --------


Net assets available for benefits        $183,482        $198,987
                                         ========        ========







The accompanying notes are in integral part of the financial statements.

                         HARSCO CORPORATION SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                             (dollars in thousands)

                      For the Year Ended December 31, 2002



Additions (reductions) to net assets attributed to:

Investment income

      Net depreciation in the fair value of investments        $ (23,888)

      Dividends                                                    3,633

      Interest - money market fund                                   328

      Interest - participant loans                                   690
                                                               ---------
                                                                 (19,237)
Contributions:

      Employer's                                                   3,685

      Participants'                                               12,303
                                                               ---------
                                                                  15,988

Transfers from other plans                                        11,643
                                                               ---------

            Total additions                                        8,394

Deductions:

      Withdrawals                                                (23,899)
                                                               ---------

      Net decrease in net assets available for benefits          (15,505)

Net assets available for benefits:

      December 31, 2001                                          198,987
                                                               ---------
      December 31, 2002                                        $ 183,482
                                                               =========


The accompanying notes are an integral part of the financial statements.

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

1.   General Description of Plan:
     ----------------------------

     The following description of the Harsco Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code").

     All U.S. employees (including officers) who receive a stated weekly, hourly, monthly, or annual rate of compensation and are employed by Harsco Corporation (the "Company") or any subsidiary of either the Company or a subsidiary which adopts this Plan with the approval of the Company shall be covered by, or remain covered by this Plan, are deemed "Eligible Employees." Also eligible are employees covered by a collective bargaining agreement where the agreement provides for the employees' eligibility to participate in the Plan. New employees deemed Eligible Employees under this Plan are eligible to participate in the Plan as of the first payroll of January, April, July or October after the date of hire.

     To participate in the Plan, an Eligible Employee must elect to contribute to the Plan through payroll deductions each pay period. Contributions are in whole percentages from 1% to 75% of compensation received for services as an employee of the Company or any subsidiary of the Company. The participant shall designate what percentage of such contributions will be "Pre-Tax Contributions" and what percentage will be "After-Tax Contributions." A participant who makes Matched Pre-Tax and/or Matched After-Tax Contributions in an aggregate amount of 6% of his or her compensation may also elect to contribute from 1% to 69% of his or her compensation as an Unmatched Pre-Tax Contribution and from 1% to 16% of his or her compensation as an Unmatched After-Tax Contribution, subject to IRS and Plan limitations. In no event during the year may (a) Matched Pre-Tax and Matched After-Tax Contributions exceed 6% of compensation, (b) Unmatched Pre-Tax and Unmatched After-Tax Contribution exceed 69% of compensation or (c) Pre-Tax Contributions exceed the amount specified by the Internal Revenue Service (IRS) code which was $11,000 and $10,500 for the years ended December 31, 2002 and 2001, respectively, for participants under 50 years of age. For participants who turned 50 on or before December 31, 2002, the pretax limit was $12,000 in 2002 as a result of an additional $1,000 of "catch-up contributions" allowed by law. Pre-Tax Contributions shall constitute a reduction in the participant's taxable income for purposes of Section 401(k) of the Code. After-Tax Contributions will be considered to be the participant's contributions to the Plan and shall not constitute a reduction in the participant's taxable income for the purposes of Section 401(k) of the Code.

                    ----------------------------------------

1.   General Description of Plan: (continued)
     ----------------------------------------

     Pursuant to the Plan, the Company will make contributions in cash to the trustee for the account of each participant in an amount equal to 50% of the first 6% of such participant's compensation designated as Matched Pre-Tax Contributions and/or Matched After-Tax Contributions. These contributions are referred to as "Company Matching Contributions".

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's Matching Accounts is based on years of vesting service. A participant is 100% vested after three years of credited service.

     The Company pays administrative fees related to maintaining the Plan as a whole. Fees for investment management are subtracted from fund performance reported by each fund. Participant directed investment fund change fees and Plan record keeping fees are paid by the Company. Loan setup fees are paid by the participant. Effective January 1, 2003, account balances in Vanguard Institutional Index Fund will be assessed an annual 0.25% fee, assessed in quarterly increments, to cover record keeping expenses for the fund. Also effective January 1, 2003, transfers in and out of the Harsco Stock Fund will be assessed a $0.03 commission per share transferred.

     Participants may borrow from their fund accounts a minimum of $500 to a maximum of 50% of their vested account balance, not to exceed $50,000. Loan transactions are treated as a transfer to (from) the respective investment fund(s) from (to) the Participant Loans fund. The participant may choose the loan repayment period, not to exceed five years. However, the term may be for any period not to exceed 15 years if the purpose of the loan is to acquire the participant's principal residence. The loans are collateralized only by the portion of the participant's account from which the loan is made and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. Interest rates on outstanding loans, based on the trustee's prime rate plus one percent, ranged from 5.25% to 10.5% at December 31, 2002. Principal and interest is paid ratably through payroll deductions.

     On termination of service due to death, disability, or retirement, a participant or beneficiary may elect one of three options. The participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account; a portion paid in a lump-sum, and the remainder paid later; or annual installments over not more than fifteen years. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

                    ----------------------------------------

1.   General Description of Plan: (continued)
     ----------------------------------------

     While the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions thereunder. In the event such discontinuance resulted in the termination of the Plan, the accounts of each affected employee who has not yet incurred a break in service shall be fully vested. Complete distributions or withdrawals would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.

2.   Summary of Significant Accounting Policies:
     -------------------------------------------

     Basis of Accounting:
     --------------------

     The financial statements of the Plan are prepared under the accrual basis of accounting.

     Investment Valuation:
     ---------------------

     The Harsco Corporation Common Stock is stated at market value, which represents the closing price of the stock on the Composite Reporting Tape of the stock exchanges on the last day of trading of the calendar year. Shares in the Ariel Appreciation Fund, Dodge & Cox Stock Fund, Morgan Stanley Institutional Fund, Inc. U.S. Real Estate Fund, Neuberger Berman Genesis Fund, PIMCO Total Return Fund, Putnam Asset Allocation - Balanced Portfolio, Putnam Asset Allocation - Conservative Portfolio, Putnam Asset Allocation - Growth Portfolio, Putnam Bond Index Fund, Putnam Fund for Growth and Income, Putnam Income Fund, Putnam International Growth Fund, Putnam Money Market Fund, Putnam New Opportunities Fund, Putnam Voyager Fund, and Vanguard Institutional Index Fund, are all stated at fair value, which represents the closing price on the last day of trading of the calendar year. Cash, which represents funds held until purchases of common stock are completed, is stated at fair value. Participant loans are valued at cost which approximates fair value.

     Use of Estimates:
     -----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     Other:
     ------

     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                    ----------------------------------------

2.   Summary of Significant Accounting Policies: (continued):
     --------------------------------------------------------

     The purchase and sale of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. Both participant and Company contributions are accrued in the period of the related payroll deductions. Forfeitures, a result of participant withdrawals prior to their full vesting in the Plan, are used to reduce the amount of future Company matching contributions.

3.   Investment Options:
     -------------------

     The Plan, comprised of participant and Company contributions, contains the following investment options:

     (1) Harsco Common Stock Fund - (consisting of Common Stock purchased with Company and participant directed contributions): a fund consisting of Common Stock of Harsco Corporation purchased in the open market or through privately negotiated transactions to the extent permitted by rules of the New York Stock Exchange and the Securities and Exchange Commission.

     (2) Ariel Appreciation Fund - (consisting of investments purchased with participant directed contributions): a long-term growth oriented fund consisting primarily of medium sized company stocks.

     (3) Dodge & Cox Stock Fund - (consisting of investments purchased with participant directed contributions): a fund consisting principally of common stock with a primary objective of long-term growth and income. The fund's secondary objective is to achieve a reasonable current income.

     (4) Morgan Stanley Institutional Fund, Inc. U.S. Real Estate Fund - (consisting of investments purchased with participant directed contributions): a fund consisting primarily of equity securities of companies in the U.S. real estate industry, including real estate investment trusts. The fund seeks to provide above average current income and long-term capital appreciation.

     (5) Neuberger Berman Genesis Fund - (consisting of investments purchased with participant directed contributions): a fund consisting mainly of common stock of small capitalization companies that offer potential for capital growth.

     (6) PIMCO Total Return Fund - (consisting of investments purchased with participant directed contributions): a fund consisting, under normal circumstances, of at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities. The fund seeks maximum total returns, consistent with preservation of capital and prudent investment management.

                    ----------------------------------------

3.   Investment Options: (continued):
     --------------------------------

     (7) Putnam Asset Allocation - Balanced Portfolio - (consisting of investments purchased with participant directed contributions): a fund consisting of 45 - 75% investments in stocks and 25 - 55% investments in a diversified portfolio of fixed-income securities, including both government and corporate bonds.

     (8) Putnam Asset Allocation - Conservative Portfolio - (consisting of investments purchased with participant directed contributions): a fund consisting of 15 - 45% investments in stocks and 55 - 85% investments in a diversified portfolio of fixed-income securities, including both government and corporate bonds.

     (9) Putnam Asset Allocation - Growth Portfolio - (consisting of investments purchased with participant directed contributions): a fund consisting of 65 - 95% investments in stock that Putnam Management believes have the potential for capital appreciation and consisting of 5 - 35% investments in a diversified portfolio of fixed-income securities, including both government and corporate bonds.

     (10) Putnam Bond Index Fund - (consisting of investments purchased with participant directed contributions): a fund consisting of a sample of securities included in the Lehman Brothers Aggregate Bond Index. The fund's goal is to achieve a return, before the assessment of any fees, that closely approximates the index.

     (11) Putnam Fund for Growth and Income - (consisting of investments purchased with participant directed contributions): a fund consisting primarily of common stocks located mainly in the United States that offer potential for capital growth, current income, or both.

     (12) Putnam Income Fund - (consisting of investments purchased with participant directed contributions): a fund consisting principally of investments in bonds and other debt securities. Bonds include both corporate and government bonds.

     (13) Putnam International Growth Fund - (consisting of investments purchased with participant directed contributions): a growth oriented fund consisting of investments in a diversified portfolio of stocks of companies located mainly outside the United States.

     (14) Putnam Money Market Fund - (consisting of investments purchased with participant directed contributions): a fund consisting of short-term high-quality money market securities. Investments in this fund are neither insured nor guaranteed by the U.S. government.

                    ----------------------------------------

3.   Investment Options: (continued)
     -------------------------------

     (15) Putnam New Opportunities Fund - (consisting of investments purchased with participant directed contributions): a fund consisting primarily of investments in common stock of U.S. companies within certain industry groups that Putnam management believes offer above-average long-term growth potential.

     (16) Putnam Voyager Fund - (consisting of investments purchased with participant directed contributions): a fund consisting mainly of investments in stock of midsized to large companies expected to grow over time. The fund invests all or a portion of its assets in companies located mainly inside the United States.

     (17) Vanguard Institutional Index Fund - (consisting of investments purchased with participant directed contributions): a fund consisting of investments in the same stocks and in substantially the same percentages as the S&P 500 Index.

     The Plan provides for various investment options as described above. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

     There were 5,250 participants at December 31, 2002 who participated in one or more of the 17 investment funds. At December 31, 2002 the number of participants selecting each of the investment funds for their contributions was as follows:

            Harsco Corporation Common Stock Fund..................   4,981
            Ariel Appreciation Fund...............................      35
            Dodge & Cox Stock Fund................................      48
            Morgan Stanley Institutional Fund, Inc. U.S.
                   Real Estate Fund...............................      37
            Neuberger Berman Genesis Fund.........................     567
            PIMCO Total Return Fund...............................     431
            Putnam Asset Allocation - Balanced Portfolio..........   1,143
            Putnam Asset Allocation - Conservative Portfolio......     415
            Putnam Asset Allocation - Growth Portfolio............     787
            Putnam Bond Index Fund................................      51
            Putnam Fund for Growth and Income.....................   1,262
            Putnam Income Fund....................................     757
            Putnam International Growth Fund......................   1,482
            Putnam Money Market Fund..............................   3,034
            Putnam New Opportunities Fund.........................   2,217
            Putnam Voyager Fund...................................   2,306
            Vanguard Institutional Index Fund.....................   2,817

                    ----------------------------------------

3.   Investment Options: (continued):
     --------------------------------

The following table separately identifies those investments which represent five percent or more of the Plan's net assets at December 31, 2002 with comparable information for 2001:

(in thousands)                                    December 31       December 31
                                                      2002              2001
                                                   ---------         ---------

Harsco Corporation Common Stock (1)                $  75,014         $  86,403

Participant Loans                                     10,005             9,554

Putnam Money Market Fund                              23,242            19,661

Putnam Voyager Fund                                   13,141            19,648

Vanguard Institutional Index Fund                     19,834            23,815

Other                                                 42,067            39,493
                                                   ---------         ---------

                                                   $ 183,303         $ 198,574
                                                   =========         =========

(1) Harsco Corporation Common Stock includes $31,913 at December 31, 2002 and $36,521 at December 31, 2001 that is non-participant directed

The following table summarizes the change in the non-participant directed portion of the Harsco Corporation Common Stock Fund:

Balance at January 1, 2002                         $  36,521

Net depreciation in fair value                        (3,131)

Contributions (net of forfeitures)                     3,221

Termination payments                                  (3,427)

Transfers to participant directed investments         (1,271)
                                                   ---------

Balance at December 31, 2002                       $  31,913
                                                   =========

                    ----------------------------------------

4.   Related-Party Transactions:
     ---------------------------

     Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan, and therefore, transactions in these funds qualify as party-in-interest transactions. Transactions in the Harsco Stock Fund also qualify as party-in-interest transactions.

5.   Plan Amendments:
     ----------------

     The Company amended the Plan effective October 1, 2002, to increase maximum contribution average percentages to 75% of employees' total pay, for both pretax and total contributions. The previous maximum percentages were 16%.

     The Company amended the Plan effective January 1, 2003, to remove restrictions on contributions made to the company matching account. Participants will direct 100% of future company matching contributions. Amounts credited to the company matching account prior to January 1, 2003 will become available for participant direction as follows:

     o Effective January 1, 2003 the participant shall have the right to direct the investment of 25% of the restricted company matching account.

     o Effective April 1, 2003, the participant shall have the right to direct the investment of 33% of the amount then remaining in the restricted company matching account.

     o Effective July 1, 2003, the participant shall have the right to direct the investment of 50% of the amount then remaining in the restricted company matching account.

     o Effective October 1, 2003 and thereafter, the participant shall have the right to direct the investment of 100% of the amount then remaining in the restricted company matching account.

     In accordance with this amendment, effective January 1, 2003, and April 1, 2003, 250,176 shares and 237,851 shares, respectively with a market value of approximately $8.0 and $7.3 million, respectively, was transferred from nonparticipant directed to participant directed accounts.

     The Company amended the Plan effective on and after January 1, 2003, to limit the participant to a maximum of one loan outstanding at any given time. Participants who currently have multiple loans outstanding will be allowed to retain those loans and repay them according to the loans' original terms.

                    ----------------------------------------


6.   Federal Income Taxes:
     ---------------------

     The Company received a determination letter from the Internal Revenue Service on May 15, 2003, that the Plan, as amended March 28, 2003, is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a). The determination letter renewed the IRS's previous favorable determination made on December 26, 2000. The Plan has been amended since the IRS made its latest determination. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

7.   Transfers from Other Plans
     --------------------------

     In 1999, the Company acquired Pandrol Jackson, which had its own savings plans. Effective January 1, 2001, participants in the Harsco Track Technologies Security Savings Plan and Harsco Track Technologies UAW 401
     (k) Plan were eligible to participate in the Plan. Effective July 1, 2002, $11.6 million in assets from the Track Technologies Savings Plan and Track Technologies UAW 401 (k) Plan were merged into the Plan.

                         HARSCO CORPORATION SAVINGS PLAN
            LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                    FORM 5500

                                December 31, 2002
                             (dollars in thousands)


      (a)                                           (b) & (c)                                (d)                (e)
     Party         Shares or                                                                                  Current
  In Interest        Units         Identity of Issue and Description of Investment           Cost              Value
---------------  -------------     -----------------------------------------------        ----------        ----------
                                   Common Stock:

      *                2,352,286      Harsco Corp. Common Stock, par value $1.25          $   53,628        $   75,014
                                                                                          ----------        ----------

                             N/A   Participant Loans (1)                                      10,005            10,005
                                                                                          ----------        ----------

                                   Mutual Funds:

                           4,314         Ariel Appreciation Fund                                 142               143

                           2,675         Dodge & Cox Stock Fund                                  227               236

                                         Morgan Stanley Institutional Fund, Inc. U.S.
                          10,271               Real Estate Fund                                  139               138

                         187,002         Neuberger Berman Genesis Fund                         5,502             5,262

                         422,169         PIMCO Total Return Fund                               4,507             4,505

      *                  812,831         Putnam Asset Allocation-Balanced Portfolio            9,139             6,795

      *                  183,031         Putnam Asset Allocation-Conservative Portfolio        1,700             1,453

      *                  277,361         Putnam Asset Allocation-Growth Portfolio              3,219             2,197

      *                   34,123         Putnam Bond Index Fund                                  434               445

      *                  298,385         Putnam Fund for Growth and Income                     5,530             4,219

      *                  500,268         Putnam Income Fund                                    3,324             3,342

      *                  290,928         Putnam International Growth Fund                      6,203             4,774

      *               23,242,227         Putnam Money Market Fund                             23,242            23,242

      *                  297,166         Putnam New Opportunities Fund                        16,141             8,448

      *                1,033,919         Putnam Voyager Fund                                  22,409            13,141

                         246,534         Vanguard Institutional Index Fund                    25,727            19,834
                                                                                          ----------        ----------

                                               Total Mutual Funds                            127,585            98,174
                                                                                          ----------        ----------

                             N/A       Cash                                                      110               110
                                                                                          ----------        ----------

               Total Assets Held for Investment Purposes                                  $  191,328        $  183,303
                                                                                          ==========        ==========

(1) Participant Loans range up to 15 years to maturity and interest rates on these loans ranged from 5.25% to 10.5%.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                             HARSCO CORPORATION SAVINGS PLAN





                             BY  /S/ Mark E. Kimmel
                                 -----------------------------------------------
                                 Mark E. Kimmel
                                 Corporate Secretary & Assistant General Counsel


June 27, 2003